March 14, 2023

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Dermata Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-270195), as amended
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 13, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, March 14, 2023, at 1:00 p.m. Eastern Time or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name: Edward D. Silvera
Title: Chief Operating Officer

430 Park Avenue | New York, NY 10022 | 212.356.0500 | www.hcwco.com

Member: FINRA/SIPC